Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Calix, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-218066, 333-216323, 333-209732, 333-202496, 333-194054, 333-185025, 333-172379, 333-166245) on Form S-8 of Calix, Inc. of our report dated March 13, 2018, with respect to the consolidated balance sheet of Calix, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, stockholders’ equity, and cash flows for each of the years in two-year ended December 31, 2017, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 10-K of Calix, Inc.

/s/ KPMG LLP
San Francisco, California
March 13, 2018